Exhibit (a)(5)(iv)

PRESS RELEASE

5/11/2017

The New Ireland Fund, Inc. Announces Final Results of Tender Offer

Boston, Massachusetts – May 11, 2017 - The New Ireland Fund, Inc. (NYSE: IRL) announced today that, in accordance with its offer to purchase 30% of its issued and outstanding shares of common stock, which offer expired on May 5, 2017, the Fund has accepted 1,601,285 shares for payment on or about May 12, 2017 at $14.70 per share, which is equal to 98% of the Fund's net asset value per share as of the close of regular trading on the New York Stock Exchange on May 8, 2017. The Fund will make prompt payment to participating stockholders of the purchase price for shares accepted in the tender offer. A total of approximately 1,601,285 shares or approximately 30% of the Fund’s issued and outstanding shares of common stock were properly tendered and not withdrawn prior to the expiration of the offer. Consistent with the terms of the offer, on a pro rated basis, approximately 64.75% of the shares properly tendered by each stockholder have been accepted for payment.

The New Ireland Fund, Inc. is a non-diversified, closed-end management investment company that seeks long-term capital appreciation through investing at least 80% of its assets in Irish equity and fixed income securities. The Fund, which is managed by KBI Global Investors (North America) Ltd, is listed on the New York Stock Exchange under the trading symbol "IRL." For further information, please contact the Fund at 1-800-468-6475.